UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒         Form 40-F     ☐

Explanatory Note

This current report on Form 6-K, including the exhibits hereto, is incorporated by reference into the amendment No. 4 to the registration statement on Form F-3 (File No. 333-295089) and shall be a part of such registration statement from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

15.1	Awareness Letter of RBSM LLP

99.1	Press Release - The9 Posts Record Quarterly Profit; Expects Sequential Growth Through 2026.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2026

99.3	Report of Independent Registered Public Accounting Firm

99.4	Press Release – The9 Names George Lai Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Executive Officer

Date: July 27, 2026